UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*



                             3DFX INTERACTIVE, INC.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    88553X103
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                                 (CUSIP Number)

                               September 24, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                |_| Rule 13d-1(b)
                |X| Rule 13d-1(c)
                |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  88553X103
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1.   Names of Reporting  Persons.  I.R.S.  Identification  Nos. Of Above Persons
     (entities only): David A. Rocker
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2.   Check  the  Appropriate  Box if a  Member  of a  Group  (See  Instructions)
     (a)______ (b)_______
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3.   SEC Use Only

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4.   Citizenship or Place of Organization:  United States

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Number of Shares  Beneficially  Owned by   5.  Sole Voting Power      4,533,380*
Each Reporting Person With:
                                           6.  Shared Voting Power            0
                                           7.  Sole Dispositive Power 4,533,380*
                                           8.  Shared Dispositive Power       0

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 4,533,380*
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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):  N/A
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11.  Percent of Class Represented by Amount in Row (9):  11.4%
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12.  Type of Reporting Person (See Instructions):  IN
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* Amount includes: (i) 1,724,900 shares of 3DFX Interactive,  Inc. common stock, no par value (the "Common Stock") owned by Rocker Partners, L.P., a New York limited partnership; (ii) 2,635,480 shares of Common Stock owned by Compass Holdings, Ltd., a corporation organized under the International Business Companies Ordinance of the British Virgin Islands; and (iii) 173,000 shares of Common Stock owned by Helmsman Holding, Ltd., a corporation organized under the International Business Companies Ordinance of the British Virgin Islands. David
A. Rocker has sole voting and dispositive power over the aggregate amount of 4,533,380 shares of Common Stock by virtue of his positions as the sole managing partner of Rocker Partners, L.P. and as the president of Rocker Offshore Management Company, Inc., the investment advisor to Compass Holdings, Ltd. and Helmsman Holdings, Ltd.
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


Item 1.

(a)  Name Of Issuer:   3DFX Interactive, Inc.
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(b)  Address of Issuer's Principal Executive Offices:   4435 Fortran Drive, San
     Jose, CA  95134
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Item 2.

(a)  Name of Person Filing:  David A. Rocker
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(b) Address of  Principal  Business  Office or, if none,  Residence:  c/o Rocker
    Partners,  L.P., Suite 1759, 45 Rockefeller Plaza, New York, New York  10111
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(c)  Citizenship:  United States
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(d)  Title of Class of Securities: Common Stock, no par value
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(e)  CUSIP Number:  88553X103
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Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

     (a)  |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
              78o);

     (b)  |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e)  |_| An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);

     (f)  |_| An  employee   benefit   plan  or  endowment  fund  in  accordance
              with Section 240.13d- 1(b)(1)(ii)(F);

     (g)  |_| A  parent  holding    company  or  control  person  in  accordance
              with Section 240.13d- 1(b)(1)(ii)(G);

     (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)  |_|  A  church  plan  that  is  excluded  from  the  definition  of an
               investment   company    under  Section 3(c)(14) of the Investment
               Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  |_| Group, in accordance withss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

     (a)  Amount beneficially owned (as of September 24, 2001):

                  4,533,380

     (b)  Percent of Class (as of September 24, 2001):

                  11.4%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote 4,533,380
                                                        ---------

          (ii) Shared power to vote or to direct the vote 0.
                                                          --

         (iii) Sole power to dispose or to direct the  disposition  of 4,533,380
                                                                       ---------

          (iv) Shared power to dispose or to direct the disposition of 0.
                                                                       --

Item 5.  Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.  N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A


Item 8.  Identification and Classification of Members of the Group.  N/A


Item 9.  Notice of Dissolution of Group.  N/A


Item 10.  Certification.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     October 4, 2001
                                                     Date


                                                     /s/David A. Rocker
                                                     David A. Rocker

 Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)